                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                     MDU COMMUNICATIONS INTERNATIONAL, INC.
                     -------------------------------------
                 (Name of small business issuer in its charter)

            Delaware                                        84-1342898
-------------------------------                           --------------
(State or other jurisdiction of                            (IRS Employer
  incorporation or organization)                            I. D. Number)

108 - 11951 Hammersmith Way, Richmond,  B.C., Canada            V7A 5H9
----------------------------------------------------            -------
   (Address of principal executive   offices)                 (Zip Code)

                                 (604) 277-8150
                    ---------------------------------------
              (Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

MDU Communications International, Inc., formerly known as Alpha Beta Holdings, Ltd., was incorporated on July 14, 1995 as a Colorado corporation to engage in the business of establishing and operating brew pubs. Through September 30, 1998, it had incurred net operating losses of approximately $26,500 and was no longer conducting business activities. In November 1998, Alpha Beta Holdings, Ltd. acquired all of the outstanding capital stock of MDU Communications Inc. and changed its name to MDU Communications International, Inc. On May 11, 1999, the state of incorporation was changed to Delaware. It now operates as a holding company with MDU Communications Inc. as its sole subsidiary.

MDU Communications Inc. is a Canadian corporation incorporated on March 26, 1998. MDU Communications International, Inc. and MDU Communications Inc. are jointly referred to as the "Company." The Company's principal executive offices are located at 108 - 11951 Hammersmith Way, Richmond, British Columbia, Canada V7A 5H9.

BUSINESS DEVELOPMENT. MDU Communications Inc. commenced operations in August 1998 and is in a start-up phase. It provides home entertainment and information technology to the residents of multi-dwelling units (MDUs) such as apartment buildings, condominiums, gated communities, hotels and motels. The Company establishes mutually beneficial relationships with owners and managers of MDUs to facilitate delivery of these services. It has entered into a strategic alliance with Star Choice Communications, Inc. ("Star Choice") to market Star Choice programming to the Canadian MDU market.

The Company offers complete building wiring infrastructures, systems and hardware and digital set-top receivers to MDU owners. It utilizes state of the art wireless digital satellite equipment to receive scrambled broadcast signals transmitted from satellites and decode them for viewing. Broadcast signals are captured through a single master dish at the property and the signals are distributed throughout the building to each unit using fiber or coaxial cable. Each subscriber is equipped with a TV set-top box which decodes the signals. Initially, the Company expects to realize revenues by sharing in the Star Choice monthly fees charged to MDU residents for satellite TV service. Once a building has been wired or the existing wiring has been upgraded, the infrastructure is in place to provide other services such as home security, local telephone services and high-speed Internet access for MDU residents which could be the source of additional revenues.

The Company also designs and supplies satellite master antenna television (SMATV) systems for multi-dwelling unit properties. An SMATV system is capable of receiving and distributing satellite and local television programming to the residents of multi-dwelling unit properties, thereby eliminating the need for a cable television provider.

The Company is seeking US$4,000,000 in equity financing through private placements in order to execute its business plan through the twelve-month period ending April 30, 2000. Approximately one-half of that amount will be used to defray subscriber acquisition costs which are primarily the purchase of television set-top boxes, MDU rooftop equipment and wiring costs. Approximately CDN$500,000 will be used to grow through the acquisition of small satellite master antenna television (SMATV) systems whose subscribers represent potential additions to the Company's Star Choice subscriber base. The balance of the financing proceeds will be used to finance operating costs and working capital needs. The success of the Company is dependent upon its success in obtaining this financing.

Currently, there are only two satellite broadcasters licensed to operate in
Canada: Star Choice and ExpressVu. Star Choice is publicly traded on the Vancouver Stock Exchange and is 43% owned by Shaw Communications, Inc. ExpressVu is a wholly-owned subsidiary of BCE Inc. In the last few years, these two companies have built a subscriber base of over 400,000 households, or approximately 4% of the 11,000,000 Canadian households with television sets. These two companies are focusing on single family dwellings and their marketing and distribution efforts are primarily through retail and commercial stores. The Company believes that the two companies have focused on the single family market because of the favorable demographics, minimal technical challenges and difficulty in effectively marketing services to MDU property owners, managers and residents. By limiting their focus, the Company believes the two companies have left a sizeable niche in the marketplace for distribution of direct-to-home
(DTH) systems to MDU residents. While the Company does not believe any other companies are currently attempting to market satellite services to MDUs, it recognizes that this window of opportunity may not remain open indefinitely.

STAR CHOICE STRATEGIC ALLIANCE. In August 1998, the Company entered into a ten-year System Operation Agreement (with 5-year renewal options) with Star Choice under which the Company will establish and maintain distribution systems in MDUs throughout Canada and act as a commissioned sales representative for Star Choice to market Star Choice programming to the residents of MDUs in which the Company has installed systems. Residents that choose to subscribe to the service pay a monthly access fee in addition to the program fees charged by Star Choice for programming ordered by the customer. Star Choice programming subscribers are billed monthly by Star Choice, and the Company is entitled to 100% of the access fee (which is billed by Star Choice) and to a 30% share of Star Choice's subscriber revenues. Star Choice retains responsibility for marketing its broadcasting packages, while the Company is responsible for marketing its services to the MDU market. The Company will incur only the cost associated with implementation of its services, and will not share any of Star Choice's programming or broadcasting costs. Under the agreement, the Company may not maintain distribution systems or market direct-to-home satellite broadcast services for others. Consequently, the Company is totally dependent on Star Choice for programming and events at Star Choice that the Company cannot control could adversely affect the Company.

MARKET. The Company is attempting to build a Canadian national infrastructure, first focusing on major markets such as the Lower Mainland of British Columbia and the greater Toronto metropolitan area, which together account for more than 50% of Canada's MDUs. Marketing efforts are directed at property owners, building managers and real estate developers. As of April 30, 1999, Company had installed its systems in 26 buildings in Western Canada and, as the result of an acquisition of over 8,500 satellite master antenna television (SMATV) subscribers in approximately 55 buildings, currently serves over 10,000 subscribers. Since January 1998, the

Company has entered into additional access agreements that will allow it to wire and market to tenants in approximately 200 buildings, providing an additional potential customer base of over 25,000 subscribers.

COMPETITION. The Company is not aware of any other companies currently focusing on the Canadian MDU market. However, the Company faces competition from others who are competing for a share of the Canadian subscriber base. These competitors include cable companies, off-air broadcasters, gray market products and MMDS and LMDS.

CABLE COMPANIES. Traditional cable companies such as Rogers Communications, Inc., Shaw Communications, Inc. and Le Groupe Videotron Ltee. currently dominate the broadcasting market, serving an estimated 40% of the 11,000,000 Canadian households with television sets.

OFF-AIR BROADCASTERS. Off-air broadcasters send signals over the air which are received by traditional television antennas in a local broadcast area. Signals are accessible to anyone in the local area with an antenna. Given the limited range of off-air broadcasting, it is suitable only for a local audience.

GRAY MARKET PRODUCTS. These are products and programming services that are not licensed to be sold in Canada. Prior to the launch of the Canadian direct-to-home digital satellite television services, some Canadians, including MDU owners, purchased U.S. based systems and operated them in Canada. Canadian digital satellite services offer much of the same programming, better reception, warranty service and support, and do not operate in violation of Canadian law. Also, many retailers of the U.S. based equipment have been subjected to legal actions aimed at eliminating the sale of unauthorized equipment and reception of unauthorized television programming. In the Company's opinion, these factors have and will continue reduce the use of U.S based systems in Canada.

MMDS AND LMDS. MMDS and LMDS microwave technology is a hybrid of off-air broadcasting and satellite broadcasting. Digital audio, video and, in some cases, data are transmitted over the air in scrambled form. Subscribers receive these signals through an antenna and decode the signal using a set-top box analogous to those used by satellite broadcasters. Their drawback is that they require a direct line of site from the transmission site to the customer which limits their range.

GOVERNMENTAL REGULATION. MDU Communications Inc. is not regulated by the Canadian Radio- television and Telecommunications Commission (CRTC) or any other governmental regulatory agency. Star Choice and ExpressVu are the only two licensees that have been approved by the CRTC to distribute television and information services by direct-to-home digital satellite transmissions in Canada. Both must operate in accordance with CRTC imposed "conditions of license" to maintain their licenses. Also, they must comply with the Canadian Broadcasting Act. Since the Company is totally dependent upon Star Choice for programming, it could be adversely affected if Star Choice encountered regulatory problems.

EMPLOYEES. The Company currently has 36 employees, of which 24 are full time employees. None of the Company's employees are represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

ITEM 2.       MANAGEMENT'S DISCUSSION AND  ANALYSIS

MDU Communications International, Inc., formerly known as Alpha Beta Holdings, Ltd., was incorporated in July 1995 as a Colorado corporation to engage in the business of establishing and operating brew pubs. Through September 1998, it had incurred net operating losses of approximately US$26,500 and was no longer conducting business activities. In November 1998, Alpha Beta Holdings, Ltd. acquired all of the outstanding capital stock of MDU Communications Inc., a Canadian corporation, and changed its name to MDU Communications International, Inc. On May 11, 1999, the state of incorporation was changed to Delaware. It now operates as a holding company with MDU Communications Inc. as its sole subsidiary.

MDU Communications Inc. is an authorized Star Choice System Operator, providing home entertainment and information technology throughout Canada to the residents of multi-dwelling units (MDUs) such as apartment buildings, condominiums, gated communities, hotels and motels. The Company establishes mutually beneficial relationships with owners and managers of MDUs to facilitate delivery of these services. The Company offers complete building wiring infrastructures, systems and hardware and digital set-top receivers required to bring digital satellite viewing to the residents and owners/managers of multiple dwelling units. Initially, the Company expects to realize revenues by sharing in the monthly Star Choice fees charged to the MDU residents for satellite TV service. Once a building has been wired or the existing wiring has been upgraded, the infrastructure is in place to provide other services such as home security, local telephone services and high-speed Internet access which will provide additional revenues to the Company. The Company also designs and supplies satellite master antenna television (SMATV) systems for multi-dwelling properties. A SMATV system is capable of receiving and distributing satellite and local television programming to the residents of MDUs, thereby eliminating the need for a cable TV provider.

BASIS OF PRESENTATION. The Consolidated Financial Statements for the first quarter of Fiscal Year 1999 have been stated in Canadian dollars as the functional currency. The Company's principal business is in Canadian dollars and the Company will be reporting in Canadian dollars on a going forward basis. The predecessor Company's (Alpha Beta Holdings Ltd.) financial statements are stated in US dollars. Since it did not have any significant assets or operations, restating any comparative figures would not provide any meaningful information. Management's Discussion and Analysis is centered around the Canadian operations as it is the most meaningful to the current and future plans for the Company.

OPERATIONS. Although the Canadian Company was incorporated in March 1998, the first six months were spent as a planning period and the Company sustained an operating loss of $97,845. Advertising, professional/management fees accounted for 73% of the total expenses. Initial funding for the Company was through private loans (promissory notes) and these monies were spent supporting the operating loss and purchasing office furniture and equipment. A short year end to September 1998 was declared to facilitate the combination with an OTC/BB company (Alpha Beta Holdings Ltd.). Management wanted to take the opportunity to raise additional capital for the Company by combining with an existing OTC/BB company, thus creating a reverse takeover with control of Alpha Beta Holdings Ltd. passing to the founding shareholders of MDU Communications Inc. US$1,000,000 (approximately CDN$1,500,000) was raised in November 1998 by the exercise of warrants and private placements to allow the combined Company to commence operations to generate revenue. For the first quarter of Fiscal Year 1999, the Company invested $247,003 in digital satellite receiving equipment, $60,264 in digital satellite inventory and $157,689 for goodwill in the acquisition of contracts for 8,500 SMATV subscribers in over 50 buildings. While the Company will continue to look for other opportunities to acquire existing satellite subscribers, it will concentrate on providing the infrastructure necessary to provide the Star Choice digital satellite signal to multiple dwelling units across Canada. The operating loss for the first quarter of $143,023 was primarily due to sales expenses ($32,491 for advertising/marketing and $23,250 for sales wages) to set up the Company's marketing program and overhead wages (totaling $41,700). These two costs accounted for over 73% of the total loss for the quarter. Revenues from the first quarter are from the first two building installations performed.

LIQUIDITY AND CAPITAL RESOURCES. It is anticipated the initial funding completed in November 1998 will be used for the first six months of operating losses and the purchase of digital satellite equipment. The Company is seeking US$4,000,000 in equity financing through private placements in order to execute its business plan for an additional 12 months. Approximately one half of that amount will be used to defray subscriber acquisition costs (building infrastructure and digital set-top boxes). Approximately CDN$500,000 will be used to grow through the acquisition of small SMATV systems whose subscribers represent potential additions to the Company's Star Choice subscriber base. The balance of the equity issue will be used to finance operating costs and working capital needs. The Company is also seeking US$4,000,000 as a loan facility to finance the purchase of the set-top receivers. The success of the Company to execute its business plan is dependent upon the success in obtaining this financing.

ITEM 3.       DESCRIPTION OF PROPERTY

The Company's principal executive offices are located at 108 - 11951
Hammersmith Way, Richmond, British Columbia, Canada. The premises consist of 1,215 square feet leased for a three-year lease term ending May 31, 2001. Monthly lease and occupancy costs are approximately CDN$1,435. In addition, the Company intends to lease five sales offices across Canada with aggregate monthly lease and occupancy costs of approximately CDN$3,500.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 30, 1999 as to the number of shares of the Company's Common Stock, which is the only outstanding class of voting securities, beneficially owned by (i) each person (including any "group") known to own more than 5% of the outstanding Common Stock, (ii) each Director,
(iii) the executive officers named in the Summary Compensation Table, and (iv) all Directors and executive officers as a group. Except as otherwise specified, each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or its name.


     NAME AND ADDRESS                                      AMOUNT AND NATURE OF              PERCENT
     OF BENEFICIAL OWNER                                   BENEFICIAL OWNERSHIP              OF CLASS
     -------------------                                   --------------------              --------
     Sheldon Nelson, President, Chief Executive                 869,640(1)                    9.26%
     Officer and Director
     1504 - 170 Hargrave Street
     Winnipeg, Manitoba R3C 3H4

     Douglas J. Irving, Treasurer, Chief Financial              819,640(2)                    8.77%
     Officer, Secretary and Director
     4331 Candlewood Drive
     Richmond, British Columbia V7C 4V9

     Paul Andreola                                              694,640(3)                    7.53%
     2590 Trinity Street
     Vancouver, British Columbia V5K 1E2


                                                   4

     Pat Gleeson                                                694,640(4)                    7.53%
     214 - 6280 Willingdon
     Burnaby, British Columbia V5H 2E3

     Gary Monaghan                                              694,640(5)                    7.53%
     913 Purcell Court
     Kelowna, British Columbia V1V 1N6

     Anthony I. Tanti                                           694,640(6)                    7.53%
     1709 - 24th Street
     West Vancouver, British Columbia V7V 4H7

     Wistaria Trust                                              694,640                      7.53%
     Moore Stephens International
     Services (BVI) Limited,
     in trust for the Wistaria Trust
     Abbot Building, P.O. Box 3186
     Road Town Tortola,
     British Virgin Islands

     All officers and directors as a group                     1,689,280                     17.74%

----------------------
(1) Includes 694,600 shares held of record by 567780 BC Ltd., a British Columbia corporation wholly owned by The Sheldon Nelson Family Trust whose trustees are Sheldon Nelson and his sister, Nicole Nelson, and 175,000 shares subject to options exercisable within 60 days.

(2) Includes 694,600 shares held of record by 571321 BC Ltd., a British Columbia corporation wholly owned by Mr. Irving, his spouse and minor children, and 125,000 shares subject to options exercisable within 60 days.

(3) Held of record by Andreola Holdings Ltd., a British Columbia corporation wholly owned by Mr. Andreola.

(4) Held of record by Gleeson Enterprises, a British Columbia corporation wholly owned by Mr. Gleeson.

(5) Held of record by 565423 BC Ltd., a British Columbia corporation wholly owned by Mr. Monaghan, his spouse and trusts for minor children.

(6) Held of record by 571324 BC Ltd., a British Columbia corporation wholly owned by Mr. Tanti, his spouse and trusts for minor children.

Management is not aware of any current arrangements which could result in a change of control of the Company.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

SHELDON NELSON, age 37, has been the President, Chief Executive Officer and a Director since November 1998. Before joining the Company in 1998, Mr. Nelson held various positions with 4-12 Electronics Corporation and became its President in 1996. 4-12 Electronics Corporation is a provider of products and services to the Canadian satellite, cable, broadcasting and SMATV industries.

DOUGLAS J. IRVING, age 48, has been the Treasurer, Chief Financial Officer, Secretary and a Director since November 1998. Mr. Irving was a partner in Vistawest Capital Group, a venture capital company, from 1997 to 1998, and from 1989 to 1996 was Operations Controller of The Loewen Group Inc., the second largest funeral home operator in North America.

ITEM 6.       EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation paid during the fiscal year ended September 30, 1998, which was the Company's last completed fiscal year, to the Company's chief executive officer. None of the Company's other most highly compensated executive officers had annual salaries and bonuses exceeding $100,000.

                           SUMMARY COMPENSATION TABLE



                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                    ------------
                                                      ANNUAL COMPENSATION            SECURITIES
                                                      -------------------            UNDERLYING
             NAME AND                 FISCAL        SALARY            BONUS            OPTIONS           ALL OTHER
        PRINCIPAL POSITION             YEAR         (CDN$)              ($)          (IN SHARES)        COMPENSATION
        ------------------            ------        ------            -------       -------------       ------------
    Sheldon Nelson                     1998       $48,000               -0-               -0-                -0-
    President and Chief Executive
    Officer



ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

4-12 Electronics Corporation is a Manitoba corporation owned by Chris Nelson who is Sheldon Nelson's brother. Sheldon Nelson served as president of 4-12 Electronics Corporation until December 31, 1998.

In December 1998, the Company purchased from 4-12 Electronics Corporation for CDN$200,000 certain contracts to supply monthly satellite television services to multi-dwelling unit properties. The purchase included the related equipment leases, licenses and satellite reception equipment located at the SMATV properties. The Company believes that the amount paid represented the fair market value of the acquired assets.

In December 1998, the Company granted Chris Nelson a five-year option to purchase 100,000 shares of the Company's common stock at a purchase price of US$1.50 per share in consideration for consulting services.

ITEM 8.       DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of (i) 50,000,000 shares of common stock, $0.001 par value per share, and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share. As of May 12, 1999, 9,221,335 shares of common stock were outstanding and no shares of preferred stock were outstanding. The following summary is qualified in its entirety by reference to the Certificate of Incorporation, which is filed as an exhibit hereto.

COMMON STOCK. Under the Delaware General Corporation Law and the Company's Certificate of Incorporation, holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The common stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. Upon the Company's liquidation, dissolution or winding up, the holders of common stock are entitled to ratably receive the Company's net assets available after payment or provision for payment of all debts and other liabilities subject to prior rights of holders of preferred stock then outstanding, if any. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK. The Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, none of which were issued and outstanding as of May 12, 1999. The preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of the common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is not traded on a national securities exchange or the Nasdaq Stock Market; however, the Common Stock has been quoted on the OTC Bulletin Board under the symbol "MDTV" since December 2, 1998. The range of high and low bid prices as quoted on the OTC Bulletin Board during each fiscal quarter since December 2, 1998 is as follows:

                                        FISCAL YEAR 1999
                                        ----------------
           QUARTER ENDED              HIGH              LOW
           -------------              ----              ---
           December 31               $1.870           $1.313
           March 31                  $3.000           $1.500

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

As of April 30, 1999, the Company had approximately 68 holders of record of its shares of Common Stock.

The Company has not paid any cash dividends and does not anticipate that it will pay cash dividends on its Common Stock in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

ITEM 2.       LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings which could have a material adverse effect on its business.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

Sales of securities within the past three years without registration under the Securities Act of 1933 ("1933 Act") were as follows:

A.   PREFERRED STOCK

1. May 1996: 100,000 shares of preferred stock were sold for cash in the aggregate amount of $10,000 without an underwriter to the following three purchasers: Tudor Trading Limited, Denver, Colorado; Casa Bella Holdings, Inc., Incline Village, Nevada; and EDR Financial, Inc., Denver Colorado.

2. May 1997: 15,000 shares of additional preferred stock were sold for cash in the aggregate amount of $15,000 without an underwriter to the holders of the preferred stock identified in item A-1 above.

3. October 1998: All of the preferred stock then outstanding, consisting of 115,000 shares described in items A-1 and A-2 above, were cancelled and returned to the Company.

4. The sales of the preferred stock were made in reliance on the exemption from registration afforded to private placements by Section 4(2) of the 1933 Act.

B. COMMON STOCK (shares adjusted to reflect a 1-for-10 reverse stock split which occurred in October 1998).

1. June 1996: 170,100 shares of common stock were sold for cash in the aggregate amount of $851 without underwriters to 25 purchasers, most of whom were individuals. The sales were made in reliance upon the exemption from registration afforded by Section 4(2) of the 1933 Act and Rule 504 of Regulation D thereunder.

2. October 1998: 2,997,400 shares of common stock were sold for cash in the aggregate amount of $29,974 without an underwriter to 10 offshore investors. The sales were made in reliance upon the exemption from registration afforded by Section 4(2) of the 1933 Act and Rule 504 of Regulation D thereunder.

3. November 1998: 200,000 shares of common stock were sold for cash in the aggregate amount of $2,000 without underwriters to 7 investors. The sales were made in reliance upon the exemption from registration afforded by
     Section 4(2) of the 1933 Act and Rule 504 of Regulation D thereunder.

4. November 1998: 5,213,835 shares of common stock were exchanged for all of the outstanding capital stock of MDU Communications Inc., a Canadian corporation, which is now a wholly owned subsidiary of the Company. The former MDU Communications Inc. stockholders are the holders of those shares. No underwriter was involved in the transaction. The sales were made in reliance upon the exemption from registration afforded by Section 4(2) of the 1933 Act.

5. December 1998: 640,000 shares of common stock were issued for cash in the aggregate amount of $960,000 upon exercise of options held by two investors. The options and the common stock issued upon exercise of the options involved no underwriters and were done in reliance upon the exemption from registration afforded by Section 4(2) of the 1933 Act and Rule 504 of Regulation D thereunder.

C.   OPTIONS

1. November 1998: Five-year options to purchase 175,000 shares of common stock at $1.00 per share were granted to Sheldon Nelson pursuant to the Company's 1998 Directors'/Officers' Non-Qualified Stock Option Plan.

2. November 1998: Five-year options to purchase 125,000 shares of common stock at $1.00 per share were granted to Douglas Irving pursuant to the Company's 1998 Directors'/Officers' Non-Qualified Stock Option Plan.

3. December 1998: Five-year options to purchase 100,000 shares of common stock at $1.50 per share were issued as consideration for consulting services. No underwriter was involved and the Company relied upon the exemption from registration afforded by Section 4(2) of the 1933 Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation includes provisions that limit the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty of directors. The Certificate of Incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law ("DGCL"), the Company's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The DGCL does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) for any transaction from which a director derived an improper personal benefit.

While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to the officers of the Company who are not directors.

The Bylaws provide that, to the fullest extent permitted by the DGCL, the Company shall indemnify the Company's directors and officers, and may indemnify its employees and agents. Such indemnification may be made only if the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Bylaws further provide that the Company may enter into an indemnification agreement pursuant to which the Company will indemnify a director, officer, employee or agent to the fullest extent permitted by the DGCL. At present, there is no pending litigation or proceeding involving any of the Company's directors, officers, employees or agents in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                                  PART F/S

FINANCIAL STATEMENTS

1. Unaudited Interim Statements for Three Months Ended December 31, 1998

     -  Consolidated Balance Sheet - December 31, 1998

     -  Consolidated Statement of Loss and Deficit

     -  Consolidated Statement of Changes in Financial Position

     -  Notes to Consolidated Financial Statements

2. Audited Financial Statements for Fiscal Year Ended September 30, 1998 -- Alpha Beta Holdings, Ltd.

     -  Report of Independent Auditor

     -  Balance Sheet - September 30, 1998

     -  Statement of Operations for Twelve Months Ending September 30, 1998

     -  Statement of Cash Flow for Twelve Months Ending September 30, 1998

     -  Notes to Financial Statements

3. Audited Financial Statements for Fiscal Year Ended September 30, 1998 -- MDU Communications, Inc.

     -  Report of Independent Auditor

     -  Balance Sheet -- September 30, 1998

     -  Statement of Loss and Deficit for the Six Months Ended September 30,
        1998

     - Statement of Changes in Financial Position for the Six Months Ended September 30, 1998

     -  Notes to Financial Statements

4. Audited Financial Statements for Fiscal Years Ended September 30, 1997 and 1996 and for the period July 14, 1995 (inception) through September 30, 1997 -- Alpha Beta Holdings, Ltd.

     -    Report of Independent Auditor

     -    Balance Sheet - September 30, 1997

     - Statement of Operations for Fiscal Years Ended September 30, 1997 and 1996 and July 14, 1995 (inception) through September 30, 1997

     - Statement of Cash Flow for Fiscal Years Ended September 30, 1997 and 1996 and July 14, 1995 (inception) through September 30, 1997

     -    Unaudited Statement of Shareholders' Equity

     -    Notes to Financial Statements

                      MDU COMMUNICATIONS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                       1998
                                                                   -----------
                                   ASSETS
CURRENT ASSETS:
         Cash                                                      $   829,292
         Accounts receivable                                            32,764
         Inventory                                                      60,264
         Deposits                                                        6,010
         Prepaid expenses                                               48,092
                                                                   -----------
                  Total current assets                                 976,422

CAPITAL ASSETS (Note 3)
         Building equipment                                            247,003
         Computer equipment                                             18,014
         Furniture and fixtures                                         35,786
                                                                   -----------
                                                                       300,803
         Less accumulated amortization                                   5,610
                                                                   -----------
                  Total capital assets                                 295,193
GOODWILL                                                               157,689
                                                                   -----------

                                                                   $ 1,429,304
                                                                   -----------
                                                                   -----------


                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
         Accounts payable and accrued liabilities                  $    74,514

SHAREHOLDERS' EQUITY:
         Share capital (Note 4)                                      1,595,658
         Deficit, per the accompanying statement                     (240,868)
                                                                   -----------
                  Total shareholders' equity                         1,354,790
                                                                   -----------
                                                                   $ 1,429,304
                                                                   -----------
                                                                   -----------


See accompanying notes to financial statements

                      MDU COMMUNICATIONS INTERNATIONAL INC.
                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
               FOR THE THREE MONTH PERIOD ENDING DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                       1998
                                                                   -----------
REVENUE                                                            $     1,944

DIRECT COSTS                                                             1,855
                                                                   -----------
GROSS PROFIT                                                                89

SALES EXPENSES                                                          65,789

GENERAL AND ADMINISTRATIVE EXPENDITURES:
         Advertising                                                     7,850
         Amortization                                                    5,610
         Automotive                                                      2,378
         Interest and bank charges                                       1,461
         Office                                                          7,368
         Professional fees                                              (1,875)
         Rent                                                            3,563
         Repair                                                            322
         Telephone                                                       2,106
         Travel                                                          6,840
         Wages                                                          41,700
                                                                   -----------
                                                                        77,323
                                                                   -----------
NET LOSS                                                              (143,023)

DEFICIT, beginning of period                                           (97,845)
                                                                   -----------
DEFICIT, end of period                                             $  (240,868)
                                                                   -----------
                                                                   -----------


See accompanying notes to financial statements

                      MDU COMMUNICATIONS INTERNATIONAL INC.
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                       1998
                                                                   -----------
OPERATING ACTIVITIES:
         Net loss                                                  $  (143,023)
         Items not involving cash
              Amortization                                               5,610
              Net changes in non-cash working balances                (232,649)
                                                                   -----------
CASH REQUIRED BY OPERATING ACTIVITIES                                 (370,062)
                                                                   -----------
FINANCING ACTIVITIES:
         Issuance of capital stock                                   1,595,498
                                                                   -----------
CASH PROVIDED BY FINANCING ACTIVITIES                                1,595,498
                                                                   -----------
INVESTING ACTIVITIES:
         Purchase of capital assets                                   (257,961)
         Purchase of goodwill                                         (157,689)
                                                                   -----------
CASH PROVIDED BY INVESTING ACTIVITIES                                 (415,650)
                                                                   -----------
INCREASE IN CASH DURING THE PERIOD                                     809,786

CASH, beginning of period                                               19,506
                                                                   -----------
CASH, end of period                                                $   829,292
                                                                   -----------
                                                                   -----------


See accompanying notes to financial statements

                      MDU COMMUNICATIONS INTERNATIONAL INC.
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998
                                   (UNAUDITED)

1.   GROUP REORGANIZATION:

     A.   The Company

          The reorganization of the company's affairs has included:

          i. The change of the company's name to MDU Communications International Inc.

          ii. On October 21, 1998, the company authorized the cancellation of preferred stock. This stock was returned to the treasury as authorized but unissued shares.

          iii. On October 21, 1998, the company authorized a reverse split on a 1 share for 10 share basis, effective October 29, 1998. As a result, each 10 shares of common stock outstanding prior the reverse split became a share after the reverse split with fractional shares rounded up to the nearest whole share.

          iv. Acquiring the whole issued share capital of MDU Communications Ltd. - The consideration being the issuing of 5,213,835 common shares to the founding shareholders of MDU Communications Ltd.

          v. On October 27, 1998, The company authorized the issuance of 200,000 post reverse split shares of its common stock pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended, at a price of $.01 per share for a total consideration of $29.974.

          vi. On November 3, 1998, the company authorized the issuance of 200,000 post reverse split shares its common stock pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended, at a price of $.01 per share for a total consideration $2,000.

     B.   Business Combination:

          i. The acquisition by the company of MDU Communications Ltd. was done with the issuance of 5,213,835 common shares of the company, representing 60.60% of the expanded issued share capital. This resulted in:

               - control of the company passing to MDU Communications Ltd.
                 founding shareholders.

               - the resultant business combination being accounted for as a reverse takeover.

          ii. The purchase method was applied with MDU Communications Ltd. being the accounting parent. These consolidated financial statements include the operation of the company, being the accounting subsidiary, from the date of acquisition. The net assets of the company are nil.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     A.   Principles of consolidation:

          The consolidated financial statements are issued under the name of the company, but are considered a continuation of the financial statements of MDU Communications Ltd. All inter-company balances and transactions are eliminated. The operating results of new subsidiaries are consolidated from the date of acquisition.

          The consolidation of the subsidiary has been prepared using the purchase method of accounting.

     B.   Capital assets

          Capital assets are recorded at cost and amortization is provided using the declining balance method at the following rates:

                    Building equipment                    4%
                    Computer equipment                   20%
                    Furniture and fixtures               20%

     C.   Currency:

          The financial statements are stated in Canadian dollars.

     D.   Comparative figures:

          The comparative audited figures of the predecessor company (Alpha Beta Holdings) have not been restated into Canadian dollars as the results of operations were not significant and would not provide more meaningful information.

     E.   GAAP:

          The financial statements are prepared under Canadian GAAP.

     F.   Revenue recognition:

          The company recognizes revenue on provision of satellite programming to customers when their related services are provided.

3.   CAPITAL ASSETS:

                                                                          Accumulated       Net Book
                                                              Cost        Amortization       Value
                                                             --------     ------------      ---------
                Building equipment                           $247,003        $ 2,470        $244,533
                Computer equipment                             18,014          1,351          16,663
                Furniture and fixture                          35,786          1,789          33,997
                                                             --------        -------        --------
                                                             $300,803        $ 5,610        $295,193
                                                             --------        -------        --------
                                                             --------        -------        --------


4.   SHARE CAPITAL:

     Particulars relating to the share capital of the company are detailed below.

     A.   Authorized 50,000,000 common shares without par value.

     B.   Issued:

                                                                                         No. of shares       Value
                                                                                         -------------     ----------
                  Past shares consolidated                                                   170,100       $   36,986
                  Share for debt                                                           3,197,400           49,879
                  Issued exercised options                                                   640,000        1,510,121
                                                                                           ---------       ----------
                                                                                           4,007,500        1,596,986
                  Less elimination of deficit                                                      -            1,328
                                                                                           ---------       ----------
                                                                                           4,007,500        1,595,658
                  Issued to effect the acquisition of MDU Communications Ltd.              5,213,835                -
                                                                                           ---------       ----------
                                                                                           9,221,335       $1,595,658
                                                                                           ---------       ----------
                                                                                           ---------       ----------


     C.   Share Options:

                      No. Of Shares                   Price                     Expiry date
                      -------------                ----------                -----------------
                         300,000                   $1.00 U.S.                November 24, 2003
                         100,000                   $1.50 U.S.                December 31, 2003


5.   RELATED PARTIES:

          The company purchased equipment and satellite subscribers for $200,000 from a relative of the president.

                                    [LOGO]

                        NELSON, MAYOKA & COMPANY, P.C.

                        CERTIFIED PUBLIC ACCOUNTANTS

                                551 5TH AVENUE
                              NEW YORK, NEW YORK
                                  10176-0001

                                  ----------

                              TEL (212) 697-7979
                              FAX (212) 697-8997
                                 DIRECT LINE

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Alpha Beta Holdings, Ltd. (A development Stage Company)

We have audited the accompanying balance sheet of Alpha Beta Holdings, Ltd.
(A development Stage Company), as of September 30, 1998, and the related statements of operations, stockholders' equity and cash flows for the year ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Beta Holdings, Ltd. (A development Stage Company), as of September 30, 1998, and the results of its operations for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. The Company is a development stage enterprise. The lack of sufficient working capital to operate as of September 30, 1998 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


November 25, 1998
New York, New York

/s/ NELSON, MAYOKA AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

                          ALPHA BETA HOLDINGS, LTD.
                        (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                              SEPTEMBER 30, 1998

CURRENT ASSETS
  Cash                                                          $      --
                                                                ---------
TOTAL ASSETS                                                    $      --
                                                                ---------
                                                                ---------
LIABILITIES AND SHAREHOLDERS EQUITY

  Liabilities                                                   $      --
                                                                ---------

SHAREHOLDERS' EQUITY

  Common Stock, No Par Value
  Authorized 50,000,000 shares;
  Issued and Outstanding
  1,701,000 Shares                                                    851
                                                                ---------
  Preferred Stock, No Par Value
  Non Voting Authorized 5,000,000 shares;
  Issued and Outstanding 115,000 Shares                            25,050
                                                                ---------
  Deficit Accumulated During
  The Development Stage                                           (25,901)
                                                                ---------
  Total Shareholders' Equity

  Total Liabilities and Shareholders Equity                     $      --
                                                                ---------
                                                                ---------

  The Accompanying Notes Are An Integral Part Of These Financial Statements.

                          ALPHA BETA HOLDINGS, LTD.
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF OPERATIONS
                FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 1998

REVENUE                                                         $      --
                                                                ---------
EXPENSE
  Reimbursed Expenses                                           $  14,164
  Bank Charges                                                        100
                                                                ---------
  Total Expenses                                                $  14,264
                                                                ---------
NET (LOSS)                                                      $ (14,264)
                                                                ---------
                                                                ---------
NET (LOSS) PER COMMON SHARE                                     $   (0.01)
                                                                ---------
COMMON SHARES OUTSTANDING                                       1,701,000
                                                                ---------



  The Accompanying Notes Are An Integral Part Of These Financial Statements.

                             ALPHA BETA HOLDINGS, LTD.
                           (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF CASH FLOW
                  FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 1998

Net (Loss)                                                $(14,264)

Plus Items Not Affecting Cash Flow;
Increase (Decrease) in Accounts Payable                       (500)
                                                          --------

Cash Flows From Operations                                 (14,764)
                                                          --------

Cash Flows From Investing Activities:

Cash Flows From Investing                                        -
                                                          --------

Cash Flows From Investing Activities:                            -
                                                          --------

Cash Flows From Financing Activities:

Common Stock For Cash                                            -
Preferred Stock Issued For Cash                                  -
                                                          --------

Cash Flows From Financing


Net (Decrease) in Cash                                     (14,764)
Cash At Beginning of Period                                 14,764
                                                          --------

Cash At End of Period                                     $      -
                                                          --------
                                                          --------

  The Accompanying Notes Are An Integral Part Of These Financial Statements.

ALPHA BETA HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998


NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONS:

On July 14, 1995, Alpha Beta Holdings, Inc. ("the Company") was incorporated under the laws of Colorado, to engage in the business of developing and establishing brew pubs on selected locations and to provide management services to corporations engaged in developing restaurant and brew pub operations. The company may also engage in any business, which is permitted by the Colorado Business Corporation Act.

DEVELOPMENT STAGES:

The Company is currently in the development stage and has no significant operations to date.

INCOME TAXES:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Due to the Company's net operating losses in the fiscal years ended September 30, 1998, 1997 and 1996 of $14,764, $8,517 and $3,120 respectively, there are no income taxes currently due. As of September 30, 1998 the Company has a deferred tax asset of $ 0. Due to recurring losses the company has a zero valuation allowance.

STATEMENT OF CASH FLOWS:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended September 30, 1998 was $ -0-.

NET (LOSS) PER COMMON SHARE:

The net (loss) per common share is computed by dividing the net (Loss) for the period by the weighted average number of shares outstanding at September 30, 1998, 1997 and 1996.

ALPHA BETA HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998

NOTE 2 -- CAPITAL STOCK

COMMON STOCK (SEE NOTE 4):

The Company initially authorized 50,000,000 shares of no par value, non-voting preferred stock, the rights and preferences of which to be determined by the Board of Directors at the time of issuance.

PREFERRED STOCK (SEE NOTE 4):

On May 24, 1996 the Company issued 100,000 shares of its preferred stock at $.10 per share. In May of 1997 the Company issued of 15,000 shares of preferred stock for $15,000 or $1.00 per share. The directors have assigned the following preferences to the issued and outstanding shares of Preferred
Stock: (i) the Preferred Stock shall be non-voting, (ii) the holders of the stock as a group have the right to receive, prorata, a mandatory dividend of 10% of the Company's adjusted gross filing thereof, and (iii) upon dissolution or winding up of the Company, 10% of the assets of the and distribution of assets to the holders of the Company's Common Stock; Further, the holder of the preferred shares shall sell to the Company the preferred shares for a price equal to the price paid by the preferred shareholder for the shares, plus 50% of the Company's net profit as of the end of six months from the issuance in the event there is any change in the Company's net profit as of the end of the six months from the issuance in the event there is any change in the Company's management (officers and directors) in the six months following issuance, but subject to the Company's obligation to pay the same amount to purchase and retire the shares if at the end of the six months form the issuance there is no change in management. The Preferences may be changed at any time with written unanimous approval by and between the Company and all holders of the preferred shares.

The company has declared no dividends through September 30, 1998.

NOTE 3 -- RELATED PARTY EVENTS

The Company presently maintains its principal offices at 645 Fifth Avenue New York, NY 10023.

NOTE 4 -- SUBSEQUENT EVENTS

On October 21, 1998 the Company authorized the cancellation of its Preferred Stock. The preferred stock was canceled and returned to the treasury as authorized but unissued shares.

On October 21, 1998, the Company pursuant to written consent of the holders of a majority of outstanding shares as authorized by the Company's by-laws, authorized a reverse split on a 1 share for 10 share basis, effective October 29, 1998. As a result, each 10 shares of Common Stock outstanding prior to the reverse split became 1 share after the reverse split with fractional shares rounded up to the nearest whole share.

On October 27, 1998, the Company by unanimous written consent of the Directors, authorized the issuance of 2,997,400 post reverse split shares of its common stock no par value, under and pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended, at a price of $.01 per share for a total consideration of $29,974.

On November 3, 1998, the Company by unanimous written consent of the Directors, authorized the issuance of 200,000 post reverse split shares of its common stock no par value, under and pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended, at a price of $.01 per share for a total consideration of $2,000.

ALPHA BETA HOLDINGS, LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998


On November 3, 1998, the Company by unanimous written consent of the Directors, authorized the issuance of 640,000 shares of common stock no par value per share to consultants in consideration for consulting services rendered at an option exercise price of $1.50 per share, which option shall be exercisable for one year. This period began November 5, 1998.

The Company is also constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

                           ALPHA BETA HOLDINGS, LTD.
                         (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF SHAREHOLDERS EQUITY
                FOR THE TWELVE MONTHS ENDING SEPTEMBER 30, 1998

                                                                                            Deficit
                                                                                            Accumulated
                                       Numbers       Number                                 During The
                                       Of Shares     Of Shares     Common     Preferred     Development
                                       Common        Preferred     Stock      Stock         Stage           Total
BALANCE AT OCTOBER 1, 1997             1,701,000       115,000     $ 851      $ 25,050       $ (11,637)     $ 14,264
                                       -----------------------------------------------------------------------------

NET (LOSS)                                                                                     (14,264)      (14,264)
                                       -----------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998          1,701,000       115,000       851        25,050         (25,901)           --
                                       -----------------------------------------------------------------------------
                                       -----------------------------------------------------------------------------


  The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                    [LOGO]

                              CAWLEY & ASSOCIATES


To the shareholders of MDU Communication Inc.:

    We have audited the balance sheets of MDU Communication Inc, as at September 30, 1998 and the statements of loss and deficit and changes in financial position for the six months then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company, as at September 30, 1998, and the results of its operation and the changes in financial position for the six months then ended in accordance with generally accepted accounting principles.


Vancouver, British Columbia            /s/ Cawley & Associates
November 3, 1998                       ------------------------
                                       Cawley & Associates

                            MDU COMMUNICATION INC.
                                BALANCE SHEET
                              SEPTEMBER 30, 1998

                                                                            1998
                                                                            ----
                                    ASSETS
                                    ------
CURRENT ASSETS:

  Cash                                                                    $ 19,506
  Prepaid expenses                                                           7,593
  G.S.T. receivable                                                          4,191
                                                                          --------

    Total current assets                                                    31,290

CAPITAL ASSETS (Note 1)

  Computers                                                                 11,308
  Communications equipment                                                   4,117
  Furniture and fixtures                                                    27,417
                                                                          --------

    Less accumulated amortization                                           42,842
                                                                                 0
                                                                          --------

                                                                            42,842
                                                                          --------

                                                                          $ 74,132
                                                                          --------
                                                                          --------

                   LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:

  Accounts payable                                                        $ 21,817
  Notes payable                                                            150,000
                                                                          --------
    Total current liabilities                                              171,817

SHAREHOLDERS' DEFICIT

  Share capital (Note 3)                                                       160
  Deficit, per the accompanying statement                                  (97,845)
                                                                          --------
    Total shareholders' deficit                                            (97,685)
                                                                          --------
                                                                          $ 74,132
                                                                          --------
                                                                          --------

On behalf of the board:

Director /s/ D. Irving
------------------------------------

Director /s/ S. Nelson
------------------------------------

See accompanying notes to financial statements.

                            MDU COMMUNICATION INC.
                        STATEMENT OF LOSS AND DEFICIT
                 FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998

REVENUE                                                                   $      -

GENERAL AND ADMINISTRATIVE EXPENDITURES:

    Advertising & promotion                                                 31,158
    Insurance                                                                  190
    Interest                                                                 2,028
    Office                                                                   3,065
    Professional fees                                                       13,393
    Rent                                                                     5,400
    Management fees                                                         26,500
    Telephone                                                                2,712
    Travel                                                                  10,825
    Vehicle                                                                  2,574
                                                                          --------

         Total general and administrative expenditures                      97,845
                                                                          --------

NET LOSS AND DEFICIT                                                      $(97,845)
                                                                          --------
                                                                          --------


See accompanying notes to financial statements.

                            MDU COMMUNICATION INC.
                  STATEMENT OF CHANGES IN FINANCIAL POSITION
                 FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998

                                                                            1998
                                                                            ----
OPERATING ACTIVITIES:

    Net Loss                                                              $(97,845)
    Net change in Non-cash working capital balance                         160,033
                                                                          --------
FINANCING ACTIVITIES:                                                       62,188

    Capital stock                                                              160
                                                                          --------

INVESTING ACTIVITIES:

    Purchase of Capital Assets                                              42,842
                                                                          --------

CASH, end of period                                                       $ 19,506
                                                                          --------
                                                                          --------



See accompanying notes to financial statements.

                            MDU COMMUNICATION INC.
                        NOTES TO FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998

1.  SIGNIFICANT ACCOUNTING POLICIES:

    Amortization

      Amortization of capital assets in calculated using the declining balance method at the following rates:

                   Communication       20%
                   Computer            30%
                   Furniture           20%

      No amortization in the year the asset is purchased.

2.  RELATED PARTY TRANSACTIONS:

    The company had the following transactions with related parties:

      Paid management and consulting fees of $48,750 to shareholders of the company.

    These transactions are in normal course of business and are measured at an exchange amount.

3.  SHARE CAPITAL:

    A) Authorized

          i) Unlimited number of common voting shares
         ii) Unlimited number of first preference shares

    Details of share issued are as follows:

                                       Number         Amount
                                       ------         ------
         Common voting shares           160            $160
                                                       ----
                                                       ----

                       KISH - LEAKE & ASSOCIATES, P.C.

                        CERTIFIED PUBLIC ACCOUNTANTS

J.D. Kish, C.P.A, M.B.A.                       7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.                           Englewood, Colorado 80111
  -------------------                                   Telephone (303) 779-5006
Arleen R. Brogan, C.P.A.                                Facsimile (303) 779-5724

                         INDEPENDENT AUDITOR'S REPORT



We have audited the accompanying balance sheet of Alpha Beta Holdings, Ltd. (a Developmental Stage Company), at September 30, 1997, and the related statements of operations, cash flows and stockholders' equity for the years ended September 30, 1997 and 1996 and the period July 14, 1995 (Inception) through September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Beta Holdings, Ltd. at September 30, 1997, and the results of its operations and its cash flows for the fiscal years ended September 30, 1997 and 1996 and the period July 14, 1995 (Inception) through September 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a development stage enterprise. The lack of sufficient working capital to operate as of September 30, 1997 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Kish, Leake & Associates, P.C.
Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
November 25, 1997

ALPHA BETA HOLDINGS, LTD.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
-------------------------------------------------------------------------------

                                                 September 30,
                                                     1997
                                                 -------------
ASSETS

Current Assets - Cash                               $ 14,764
                                                    --------
                                                    --------

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                      $    500
                                                    --------
SHAREHOLDERS' EQUITY

Common Stock, No Par Value
 Authorized 50,000,000 shares;
 Issued and Outstanding
 1,701,000 Shares                                        851

Preferred Stock, No Par Value,
 Non Voting Authorized 5,000,000 shares;
 Issued and Outstanding 115,000 Shares                25,050

Deficit Accumulated During
The Development Stage                                (11,637)
                                                    --------
TOTAL SHAREHOLDERS' EQUITY                            14,264
                                                    --------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                $ 14,764
                                                    --------
                                                    --------


  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Alpha Beta Holdings, Ltd.
(A Development Stage Company)
Statement of Operations
-------------------------------------------------------------------------------

                                                                          July 14, 1995
                                               Fiscal Year   Fiscal Year   (Inception)
                                                  Ended         Ended        Through
                                                September     September     September
                                                30, 1997      30, 1996      30, 1997
                                                --------      --------      --------
Revenue                                               $0            $0            $0
                                               ---------     ---------     ---------
Expenses:
Accounting                                         1,625         1,000         2,625
Bank Charges                                          42            18            60
Legal                                                800         1,500         2,300
Licenses & Fees                                       10           202           212
Office Rent & Expenses                             5,240           400         5,640
Stock Transfer Fees                                  800             0           800
                                               ---------     ---------     ---------

Total Expenses                                     8,517         3,120        11,637
                                               ---------     ---------     ---------

Net (Loss)                                       ($8,517)      ($3,120)     ($11,637)
                                               ---------     ---------     ---------
                                               ---------     ---------     ---------
Net (Loss) Per Common Share                       ($0.01)       ($0.00)       ($0.01)
                                               ---------     ---------     ---------
                                               ---------     ---------     ---------
Common Shares Outstanding                      1,701,000     1,701,000     1,701,000
                                               ---------     ---------     ---------
                                               ---------     ---------     ---------




  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Alpha Beta Holdings, Ltd.
(A Development Stage Company)
Statement of Cash Flow
-------------------------------------------------------------------------------

                                                                          July 14, 1995
                                               Fiscal Year   Fiscal Year   (Inception)
                                                  Ended         Ended        Through
                                                September     September     September
                                                30, 1997      30, 1996      30, 1997
                                                --------      --------      --------
Net (Loss)                                       ($8,517)      ($3,120)     ($11,637)

Plus Items Not Affecting Cash Flow:                    0             0             0
Increase (Decrease) in Accounts Payable              100           400           500

Cash Flows From Operations                        (8,417)       (2,720)      (11,137)
                                                 -------        ------       -------

Cash Flows From Investing Activities:

Cash Flows From Investing                              0             0             0
                                                 -------        ------       -------

Cash Flows From Investing Activities:                  0             0             0
                                                 -------        ------       -------

Cash Flows From Financing Activities:

Common Stock For Cash                                  0           851           851
Preferred Stock Issued For Cash                   15,000        10,050        25,050
                                                 -------        ------       -------

Cash Flows From Financing                         15,000        10,901        25,901
                                                 -------        ------       -------

Net (Decrease) In Cash                             6,583         8,181        14,764
Cash At Beginning of Period                        8,181             0             0
                                                 -------        ------       -------

Cash At End of Period                            $14,764        $8,181       $14,764
                                                 -------        ------       -------
                                                 -------        ------       -------

Summary Of Non-Cash Investing And Financing Activities:
                                                                                  $0
                                                                             -------



  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Alpha Beta Holdings, Ltd.
(A Development Stage Company)
Unaudited Statement of Shareholders' Equity
-------------------------------------------------------------------------------

                                                                                           Deficit
                                                                                         Accumulated
                                       Number Of    Number Of                             During The
                                        Shares       Shares       Common     Preferred    Development
                                        Common      Preferred      Stock       Stock         Stage       Total
                                        ------      ---------      -----       -----         -----       -----
Balance At July 14, 1995                       0           0          $0            $0            $0         $0

May 24, 1996 issued 100,000
 shares of preferred stock for
 cash at $.10 per share                              100,000           0        10,050                   10,050

June 18, 1996 issued 1,701,000
 shares of common stock for
 cash at $.0005 per share              1,701,000                     851                                    851

Net (Loss)                                                                                    (3,120)    (3,120)
                                       ---------     -------        ----      --------      --------    -------

Balance At September 30, 1996          1,701,000     100,000        $851       $10,050       ($3,120)    $7,781
                                       ---------     -------        ----      --------      --------    -------

May 13, 1997 issued 15,000
 shares of preferred stock for
 cash at $1.00 per share                              15,000                    15,000                   15,000

Net (Loss)                                                                                    (8,517)    (8,517)
                                       ---------     -------        ----      --------      --------    -------

Balance At September 30, 1997          1,701,000     115,000        $851       $25,050      ($11,637)   $14,264
                                       ---------     -------        ----      --------      --------    -------
                                       ---------     -------        ----      --------      --------    -------





  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Alpha Beta Holdings, Ltd.
(A Development Stage Company)
Notes to Financial Statements
AT SEPTEMBER 30, 1996


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

On July 14, 1995, Alpha Beta Holdings, Ltd. ("the Company") was incorporated under the laws of Colorado, to engage in the business of developing and establishing brew pubs on selected locations and to provide management services to corporations engaged in developing restaurant and brew pub operations. The Company may also engage in any business which is permitted by the Colorado Business Corporation Act.

Developmental Stage:

The Company is currently in the developmental stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Due to the Company's net operating loss of $3,120, there are no income taxes currently due. As of September 30, 1996 the Company has a deferred tax asset of $624 primarily for its net operating loss carry forward which has been fully reserved through a valuation allowance.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended September 30, 1996 was $-0-.

Alpha Beta Holdings, Ltd.
(A Development Stage Company)
Notes to Financial Statements
AT SEPTEMBER 30, 1997 AND 1996


Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by the weighted average number of shares outstanding at September 30, 1997 and 1996.


NOTE 2 - CAPITAL STOCK

Common Stock:

The Company initially authorized 50,000,000 shares of no par value common stock. In June 1996 the company completed a private offering issuing 1,701,000 shares of stock for $851 in cash or $.0005 per share

Preferred Stock

The Company initially authorized 5,000,000 shares of no par value, non-voting preferred stock, the rights and preferences of which to be determined by the Board of Directors at the time of issuance.

On May 24, 1996, the Company issued 100,000 shares of its preferred stock at $.10 per share. In May of 1997 the Company issued 15,000 shares of preferred stock for $15,000 or $1.00 per share. The Directors have assigned the following preferences to the issued and outstanding shares of Preferred
Stock: (i) the Preferred Stock shall be non-voting, (ii) the holders of the stock as a group have the right to receive, prorata, a mandatory dividend of 10% of the Company's adjusted gross profit as reflected on its annual corporate income tax return and to be paid within ten days of the filing thereof, and (iii) upon dissolution or winding up of the Company, 10% of the assets of the Company shall be distributed on a prorata basis to the holders of the Preferred Stock prior to division and distribution of assets to the holders of the Company's Common Stock; Further, the holder of the preferred shares shall sell to the Company the preferred shares for a price equal to the price paid by the preferred shareholder for the shares, plus 50% of the Company's net profit as of the end of six months from the issuance in the event there is any change in the Company's management (officers and directors) in the six months following issuance, but subject to the Company's obligation to pay the same amount to purchase and retire the shares if at the end of six months from the issuance there is no change in management. The preferences may be changed at any time with written unanimous approval by and between the Company and all holders of the preferred shares.

The Company has declared no dividends through September 30, 1997 and 1996.

Alpha Beta Holdings, Ltd.
(A Development Stage Company)
Notes to Financial Statements
AT SEPTEMBER 30, 1997 AND 1996


NOTE 3 - RELATED PARTY EVENTS

The Company presently maintains its principal offices at an address provided by a related party at a minimum monthly rental of $100 per month, plus any expenses of telephone, fax, and secretarial services, commencing June 1, 1996. The office is located at 2382 Glencoe Street, Denver, Colorado 80207.


NOTE 4 - SUBSEQUENT EVENTS

The Company is also constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

                                   PART III

ITEM 1.       INDEX TO EXHIBITS

              DESCRIPTION OF EXHIBITS                               EXHIBIT NO.
              -----------------------                               -----------
              Certificate of Incorporation                              2.1

              Bylaws                                                    2.2

              See Article IV of Certificate of Incorporation            3.1
              filed as Exhibit 2.1

              Acquisition Agreement dated November 2, 1998              6.1
              between Alpha Beta Holdings, Ltd. and
              MDU Communications Inc.

              System Operator Agreement dated August 27, 1998           6.2
              between Star Choice Communications
              Inc. and MDU Communications Inc.

              Agreement dated December 31, 1998 between 4-12            6.3
              Electronics Corporation and MDU Communications Inc.

              Sheldon Nelson Stock Option Agreement dated               6.4
              November 24, 1998

              Douglas Irving Stock Option Agreement dated
              November 24, 1998                                         6.5

              Chris Nelson Stock Option Agreement dated
              December 31, 1998                                         6.6

ITEM 2.       DESCRIPTION OF EXHIBITS

              EXHIBIT NO.            DESCRIPTION
              ----------             -----------

                 2.1                  Certificate of Incorporation

                 2.2                  Bylaws

                 3.1                  See Article IV of Certificate of
                                      Incorporation filed as Exhibit 2.1

                 6.1                  Acquisition Agreement dated November 2,
                                      1998 between Alpha Beta Holdings, Ltd.
                                      and MDU Communications Inc.

                 6.2                  System Operator Agreement dated August 27,
                                      1998 between Star Choice Communications Inc.
                                      and MDU Communications Inc.

                 6.3                  Agreement dated December 31, 1998 between 4-12
                                      Electronics Corporation and MDU Communications Inc.

                 6.4                  Sheldon Nelson Stock Option Agreement dated
                                      November 24, 1998

                 6.5                  Douglas Irving Stock Option Agreement dated
                                      November 24, 1998

                 6.6                  Chris Nelson Stock Option Agreement dated
                                      December 31, 1998

                                SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                MDU Communications International, Inc.



                                 By: /s/ Sheldon Nelson
                                    ----------------------------------
                                         Sheldon Nelson
                                         President

Dated:   May 12, 1999


                                         13